UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Application of Unitil Corporation )

)	CERTIFICATE PURSUANT TO RULE 24 UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT of 1935
and its Subsidiaries on Form U-1)
)

(File No. 70-10120))

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Unitil Corporation (“Unitil”), on behalf of itself and its subsidiaries, Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Resources Inc. and Unitil Service Corp., hereby files the attached quarterly report as required by the Securities and Exchange Commission’s order approving short-term borrowings by Unitil and its subsidiaries and approving the Unitil System money pool (HCAR. No. 35-27691; File No. 70-10120, June 30, 2003).

Exhibit

Exhibit A -	Quarterly Report of Unitil Corporation and Its Subsidiaries by Short-term Borrowings and Money Pool Transactions for the third quarter of 2005.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

UNITIL CORPORATION

By: /s/ Mark H. Collin

        Mark H. Collin

        Senior Vice President

        Chief Financial Officer &

        Treasurer

Dated: October 27, 2005

EXHIBIT A

QUARTERLY REPORT BY

UNITIL CORPORATION AND ITS SUBSIDIARIES

OF SHORT-TERM BORROWINGS

AND MONEY POOL TRANSACTIONS

FOR THE THIRD QUARTER OF 2005

	Unitil Corporation	Unitil Energy Systems Inc.	Fitchburg Gas & Electric Light Company
(a)
Maximum Principal Amount of Short-term Borrowings Outstanding During the Quarter:
Money Pool	N/A	$5,455,618	$27,858,073
Banks	$29,420,000	None	None

(b)
Average Interest Rate for the Money Pool Borrowings During the Quarter*	N/A	3.98%	4.01%

(c)
Maximum Amount Outstanding By Company for Each Source of Outside Borrowings During the Quarter:
Bank of America (Fleet)	$14,510,000	None	None
Citizens Bank	$10,000,000	None	None
Sovereign Bank	$7,000,000	None	None

(d)
Common Equity as a Percent of Total Capitalization	40%	43%	34%
*Excludes Bank Service and commitment fees

EXHIBIT A

QUARTERLY REPORT BY

UNITIL CORPORATION AND ITS SUBSIDIARIES

OF SHORT-TERM BORROWINGS

AND MONEY POOL TRANSACTIONS

FOR THE THIRD QUARTER OF 2005

	UNITIL Power Corp.	UNITIL Realty Corp.	UNITIL Service Corp.	UNITIL Resources Inc.
(a)

Maximum Principal Amount of Short-term Borrowings Outstanding During the Quarter:
Money Pool	$0	None	$2,641,666	$1,454,158
Banks	None	None	None	None

(b)

Average Interest Rate for the Money Pool Borrowings During the Quarter*	0%	None	3.96%	4.01%

(c)

Maximum Amount Outstanding By Company for Each Source of Outside Borrowings During the Quarter:
Bank of America (Fleet)	None	None	None	None
Citizens Bank	None	None	None	None
Sovereign Bank	None	None	None	None

(d)

Common Equity as a Percent of Total Capitalization	N/A	N/A	N/A	N/A

* Excludes Bank Service and Commitment Fees